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                          March 21, 2022

       F. Scott Thomas, Esq.
       Associate General Counsel
       Teachers Insurance and Annuity Association of America
       8500 Andrew Carnegie Blvd.
       Charlotte, North Carolina 28262

                                                        Re: TIAA REAL ESTATE
ACCOUNT
                                                            Registration
Statement on Form S-1
                                                            Filed March 14,
2022
                                                            File No. 333-263515

       Dear Mr. Thomas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joseph
Ambrogi at 202-551-4821 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Stephen M. Leitzell,
Esq.